Pac-West Telecomm Announces the Appointment of Joseph Bonocore
to its Board of Directors

Stockton, CA - September 8, 2006 - Pac-West Telecomm, Inc. (Nasdaq: PACW), a nationwide provider of traditional and next-generation voice communications services, today announced the appointment of Joseph J. Bonocore to its Board of Directors.

Hank Carabelli, Pac-West's President & CEO, commented, "Pac-West is very pleased to add Joe to our Board. His extensive background in the communications industry and particular insight into the wireless, cable and Internet segments provide unique value to the implementation of our business plan".

Wally Griffin, Pac-West's Chairman, added, "We believe Joe's management and consulting background will provide both valuable strategic thinking as well as real-life experience to Pac-West".

Mr. Bonocore commented, "I look forward to joining the Board of Pac-West to assist the Company in pursuing growth opportunities in telecommunications. I believe the Company's strategy of creating a single-source nationwide VoIP infrastructure platform fills an existing need in the industry and is an important step to facilitate growth in VoIP adoption."

Mr. Bonocore has over 37 years of senior management and consulting experience across a number of technology industries including telecommunications. Mr. Bonocore currently serves as the Chairman & CEO of Impresa Technologies, Inc., which invests in, operates and consults to global high technology companies. From 2000 to 2002, Mr. Bonocore was Chairman & CEO of Eclipse Networks, Inc., a service provider to telecommunications and equipment providers as well as the Department of Defense. From 1995 to 2000, Mr. Bonocore was a Partner and National Director of Telecom for KPMG Peat Marwick, responsible for consulting, audit and tax services across all segments of the telecommunications industry including ILECs, CLECs, wireless, cable, Internet and IXCs. From 1994 to 1995, Mr. Bonocore was President of the San Francisco Consulting Group, a company focused on the emerging segments of the telecommunications industry. The San Francisco Consulting Group was acquired by KPMG in 1995. From 1992 to 1994, Mr. Bonocore was President & CEO of Nynex DPI, a global technology company providing a wide range of software and services to the telecommunications marketplace. Nynex DPI was acquired by IBM in 1994. From 1974 to 1992, Mr. Bonocore rose to the level of Managing Partner with Coopers & Lybrand where he built the firm's Treasury Management Consulting Practice. From 1969 to 1974, Mr. Bonocore was a Finance Manager with General Electric Company's Aeropace division, where he performed a number of assignments in strategy, finance, accounting, marketing and government contracts. Mr. Bonocore served in the United States Army's Air Defense Artillery from 1969 to 1971 during his time at General Electric.

Mr. Bonocore has held numerous Board and Trustee positions at privately held companies, and educational organizations. Mr. Bonocore has also authored a number of books and articles, primarily on technology and telecommunications topics. Mr. Bonocore holds a Bachelor of Business Administration - Business/Marketing from Lasalle University.

Mr. Bonocore will serve as one of seven Independent Directors, rendering the Board composition compliant with SEC and Nasdaq requirements.

About Pac-West Telecomm, Inc.
Pac-West is a provider of advanced communications services that enable traditional and next-generation providers, carriers, and service providers to efficiently design, deploy, and deliver integrated communication solutions. Currently, Pac-West has operations in California, Nevada, Washington, Arizona, Utah, Oregon, Idaho, Washington D.C., Colorado, Pennsylvania, Florida, Maryland, New Jersey, North Carolina, South Carolina, New York and Alabama. Founded in 1980, Pac-West Telecomm, Inc. has been offering communication services to its customers since 1982 and has been a leading provider of wholesale services to Internet Service Providers. For more information, visit www.pacwest.com.

Forward-Looking Statements

In this press release, our use of the words "outlook," "expect," "anticipate," "estimate," "forecast," "project," "likely," "objective," "plan," "designed," "goal," "target," and similar expressions is intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, actual results may differ materially due to numerous important risk factors that are described in our Annual Report on Form 10-K for the period ended December 31, 2005, as filed with the SEC on March 29, 2006, which may be revised or supplemented in subsequent reports filed by us with the SEC. Such risk factors include, but are not limited to: our level of indebtedness; an inability to generate sufficient cash to service our indebtedness; regulatory and legal uncertainty with respect to intercarrier compensation payments received by us; the migration to broadband Internet access affecting dial-up Internet access; the loss of key executive officers could negatively impact our business prospects; an increase in our network expenses; migration of our enterprise customer base to U.S. TelePacific Corp. occurring sooner than contemplated; the possible delisting of our common shares from the Nasdaq Capital Market; and our principal competitors for local services and potential additional competitors have advantages that may adversely affect our ability to compete with them.

For more information, media may contact:

John Amaya
Pac-West
209-926-4371
jamaya@pacwest.com

For more information, investors may contact:

Reid Cox
Pac-West
209-926-3417
rcox@pacwest.com